UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

WESCO AIRCRAFT HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

950814103

(CUSIP Number)

Makaira Partners, LLC

c/o Adam Garcia, Chief Compliance Officer

7776 Ivanhoe Avenue #250,

La Jolla, California 92037

(858) 626-2929

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 950814103	SCHEDULE 13D/A	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Makaira Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 10,723,818
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 10,723,818
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,723,818
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 950814103	SCHEDULE 13D/A	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas M. Bancroft III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 107,321
	8.	SHARED VOTING POWER 10,723,818 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 107,321
	10.	SHARED DISPOSITIVE POWER 10,723,818 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,831,139 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9% (See Item 5)
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 950814103	SCHEDULE 13D/A	Page 4 of 6 Pages

This Amendment No. 2 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on February 27, 2015 (collectively, this “Schedule 13D”) by Thomas M. Bancroft III (“Mr. Bancroft”) and Makaira Partners, LLC (“Makaira” and together, the “Reporting Persons”), as amended by Amendment No. 1 thereto, filed with the SEC by the Reporting Persons on May 31, 2017, in each case, with respect to the common stock, par value $0.001 per share, of Wesco Aircraft Holdings, Inc. (“Common Stock”), a Delaware corporation (the “Company”). The filing of any amendment to this Schedule 13D shall not be construed to be an admission that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

Item 3. Source or Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended to add the following information:

Since May 26, 2017, private investment funds and separate accounts over which Makaira has discretionary trading authority (the “Makaira Clients”) have purchased, in the aggregate, 1,398,510 shares of Common Stock at an aggregate purchase price (excluding trading commissions and related administrative costs) of $11,990,409. The source of funding for these purchases was capital of the respective Makaira Clients.

In addition, since May 26, 2017, Mr. Bancroft’s family members have purchased, in the aggregate, 20,100 shares of Common Stock at an aggregate purchase price (excluding trading commissions and related administrative costs) of $170,425. The source of funding for these purchases was personal funds of such family members.

In addition, since May 26, 2017, the Company has granted to Mr. Bancroft an aggregate of 9,101 shares of Common Stock in connection with his service on the board of directors of the Company. These shares vest in quarterly increments through September 30, 2018.

Item 4. Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended to add the following information:

The information set forth in Item 3 above is incorporated by reference into this Item 4.

The Common Stock beneficially owned by the Reporting Persons were acquired for investment purposes.

Item 5. Interest in Securities of the Issuer.

Item 5(a), 5(b) and 5(c) of this Schedule 13D is hereby amended and restated as follows:

(a)	Calculation of percentage ownership reported in this Schedule 13D is based upon 99,513,305 shares of Common Stock outstanding as of January 31, 2018, as reported in the Quarterly Report on Form 10-Q filed by the Company on February 9, 2018.

Makaira beneficially owns, in the aggregate, 10,723,818 shares of Common Stock, which represent approximately 10.8% of the outstanding Common Stock.

Mr. Bancroft may be deemed to beneficially own (including Common Stock beneficially owned by Makaira), in the aggregate, 10,831,139 shares of Common Stock, which represent approximately 10.9% of the outstanding Common Stock. Shares reported as being beneficially owned by Mr. Bancroft include the shares reported as beneficially owned by Makaira. Mr. Bancroft is the Managing Member of Makaira and thus may be deemed to beneficially own shares beneficially owned by Makaira.

(b)	Makaira has the power to vote or to direct the vote and the power to dispose or to direct the disposition of all 10,723,818 shares of Common Stock beneficially owned by Makaira. However, in his capacity as Managing Member, Portfolio Manager and Chief Investment Officer of Makaira, Mr. Bancroft may be deemed to share with Makaira the power to vote or to direct the vote and the power to dispose or to direct the disposition of all Common Stock beneficially owned by Makaira.

In addition, Mr. Bancroft has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the 107,321 shares of Common Stock that are beneficially owned by him separately from the Common Stock beneficially owned by Makaira.

CUSIP No. 950814103	SCHEDULE 13D/A	Page 5 of 6 Pages

(c)	The information set forth in Item 3 above is incorporated herein by reference in response to this Item 5(c).

On February 14, 2018, Makaira purchased on the open market, on behalf of one or more Makaira Clients, an aggregate of 250,000 shares of Common Stock at the price (excluding trading commissions and related administrative costs) of approximately $8.7161 per share.

On February 15, 2018, Makaira purchased on the open market, on behalf of one or more Makaira Clients, an aggregate of 100,000 shares of Common Stock at the price (excluding trading commissions and related administrative costs) of approximately $8.825 per share.

On February 16, 2018, Makaira purchased on the open market, on behalf of one or more Makaira Clients, an aggregate of 200,000 shares of Common Stock at the price (excluding trading commissions and related administrative costs) of approximately $8.8948 per share.

CUSIP No. 950814103	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAKAIRA PARTNERS, LLC

/s/ Adam Garcia
Signature

CFO and CCO of Makaira Partners, LLC
Title

February 21, 2018
Date

THOMAS M. BANCROFT III

/s/ Thomas M. Bancroft III
Signature

Managing Member of Makaira Partners, LLC
Title

February 21, 2018
Date